As filed with the Securities and Exchange Commission on June 10, 2003

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

_______________________

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts representing

Ordinary Participation Certificates, each Ordinary Participation Certificate representing a financial interest in, and certain voting rights with respect to,

one Series A Share, one Series D-A Share and one Series D-L Share, without par value,

of

TV AZTECA, S.A. de C.V.

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

MEXICO

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK

(Exact name of depositary as specified in its charter)

One Wall Street New York, N.Y.  10286

(212) 495-1727

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

__________

Timothy F. Keaney

The Bank of New York

101 Barclay Street, 22nd Floor

New York, New York, 10286

(212) 815-2129

 (Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Steven H. Scheinman, Esq. Stephen E. Older, Esq. Akin, Gump, Strauss, Hauer & Feld, L.L.P. 590 Madison Avenue New York, New York 10022 (212) 872-1000	Peter B. Tisne, Esq. Emmet, Marvin & Martin, LLP 120 Broadway New York, New York 10271 (212) 238-3010

For Further Information Contact:

Timothy F. Keaney

The Bank of New York

ADR Department

101 Barclay Street, 22nd Floor

New York, New York, 10286

(212) 815-2129

It is proposed that this filing become effective under Rule 466

[X] immediately upon filing

[ ] on ( Date ) at ( Time ).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts representing Ordinary Participation Certificates, each Ordinary Participation Certificate representing a financial interest in one Series A Share, one Series D-A Share and one Series D-L Share, without par value, of TV Azteca, S.A. de C.V.	100,000,000 American Depositary Shares	5.00	$5,000,000	$404.50

1

For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

Pursuant to Rule 429 under the Securities Act of 1933, the Prospectus contained herein also relates to the Depositary Shares of the registrant covered by a previous Registration Statement on Form F-6 of the registrant (Regis. No. 333-7296).

The prospectus consists of the proposed revised form of American Depositary Receipt included as Exhibit A to the revised form of Deposit Agreement filed as Exhibit 1 to this Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Location in Form of Receipt

Item Number and Caption

Filed Herewith as Prospectus

1.

Name and address of depositary

Introductory Article

2.

Title of American Depositary Receipts and

Face of Receipt, top center

identity of deposited securities

Terms of Deposit:

(i)

The amount of deposited securities represented

Face of Receipt, upper right corner

by one unit of American Depositary Receipts

(ii)

The procedure for voting, if any,

Articles number 10, 11, 15 and 24

the deposited securities

(iii)

The collection and distribution of

Articles number 4, 9, 10

dividends

and 24

(iv)

The transmission of notices, reports

Articles number 10, 11, 13

and proxy soliciting material

and 24

(v)

The sale or exercise of rights

Articles number 3, 9, 10 and 24

(vi)

The deposit or sale of securities

Articles number 3, 9, 10 and 24

resulting from dividends, splits

or plans of reorganization

(vii)

Amendment, extension or termination

Articles number 17, 18 and 24

of the deposit agreement

(viii)

Rights of holders of Receipts to inspect

Article number 13 and 24

the transfer books of the depositary and

the list of holders of Receipts

(ix)

Restrictions upon the right to deposit

Articles number 2, 3, 4,

or withdraw the underlying securities

6 and 24

(x)

Limitation upon the liability

Articles number 9, 15, 16, 18

of the depositary

and 24

3.

Fees and Charges

Articles number 3, 6 and 24

Cross Reference Sheet - CPO Trust

Information about the CPO Trust required pursuant to Item 1 of Form F-6 is set forth on the Receipt, Paragraph number 24.

Item - 2.

Available Information

Public reports furnished by issuer

Article number 13 and 23

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a(1).

Form of Deposit Agreement dated as of August 15, 1997, amended and restated as of April 22, 1998, among TV Azteca, S.A. de C.V., The Bank of New York, as Depositary, and all Owners from time to time of American Depositary Receipts issued thereunder. - Filed herewith as Exhibit 1.

a(2).

Trust Agreement dated August 11, 1997 between TV Azteca, S.A. de C.V., as Grantor, and Nacional Financiera, S.N.C., as CPO Trustee, along with an English translation thereto.

 - Incorporated by reference to the registration statement on Form F-6, registration number 333-7296.

b(1).

Form of CPO Deed, along with an English translation thereto. - Incorporated by reference to the registration statement on Form F-6, registration number 333-7296.

b(2).

Form of Letter Agreement between TV Azteca, S.A. de C.V. and The Bank of New York relating to the pre-release of ADRs. - Filed herewith as Exhibit 2.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) above.

d(1).

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. - Filed herewith as Exhibit 4.1.

d(2).

Opinion of Counsel to the CPO Trustee. - Filed herewith as Exhibit 4.2.

e.

Certification under Rule 466 - Filed herewith as Exhibit 5.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on June 10, 2003.

Legal entity created by the agreement for the issuance of American Depositary Receipts for CPOs representing financial interests in, and limited voting rights with respect to, Series A Shares, Series D-A Shares, and Series D-L Shares, without par value, of TV Azteca, S.A. de C.V.

By:

The Bank of New York,

As Depositary

By: /s/ HERNAN F. RODRIGUEZ

Name: Hernan F. Rodriguez

Title: Vice President

Pursuant to the requirements of the Securities Act of 1933, TV Azteca, S.A. de C.V. has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in Mexico City, Mexico on June 10, 2003.

TV AZTECA, S.A. de C.V.

By: /s/ OTON FRIAS

     Name: Oton Frias

     Title: Attorney in Fact

Each person whose signature appears below hereby constitutes and appoints Luis Ontiveros and Francisco X. Borrego, and each of them severally, his true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto each of said attorneys full power to act with or without the other, and full power and authority to do and perform, in his name and on his behalf, every act whatsoever which such attorneys, or any one of them, may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on June 10, 2003.

/s/ PEDRO PADILLA LONGORIA

____________________________

Chief Executive Officer and Director

Ricardo B. Salinas Pliego

(Principal Executive Officer)

President

/s/ CARLOS HESLES FLORES

/s/ JOSE IGNACIO MORALES ELCORO

Carlos Hesles Flores

José Ignacio Morales Elcoro

Chief Financial Officer

Director

(Principal Financial Officer)

/s/ JORGE GARCIA DE LA VEGA

/s/ LUIS ECHARTE FERNANDEZ

Jorge García de la Vega

Luis Echarte Fernandez

Chief Accounting Officer

Director

(Principal Accounting Officer)

/s/ FRANCISCO X. BORREGO HINOJOSA SINAGE

/s/ MICHAEL VINER

Francisco X. Borrego Hinojosa Linage

Michael Viner

General Counsel

Director

(Authorized U.S. Representative)

/s/ GUILLERMO SALINAS PLIEGO

____________________________

Guillermo Salinas Pliego

Joaquin Arrangoiz Orvañanos

Director

Director

/s/ MICHAEL GEARON

/s/ SERGIO MANUEL GUTIERREZ MUGUERZA

Michael Gearon

Sergio Manuel Gutiérrez Muguerza

Director

Director

/s/ JAMES R. JONES

/s/ GENE JANKOWSKI

James R. Jones

Gene Jankowski

Director

Director

INDEX TO EXHIBITS

Exhibit Letter	Exhibit

1

Form of Deposit Agreement dated as of August 15, 1997, amended and restated as of April 22, 1998, among TV Azteca, S.A. de C.V., The Bank of New York, as Depositary, and all Owners from time to time of American Depositary Receipts issued thereunder.

2	Form of Letter Agreement between TV Azteca, S.A. de C.V. and The Bank of New York relating to the pre-release of ADRs.

4.1	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered.

4.2	Opinion of Counsel to the CPO Trustee.

5	Certification under Rule 466.